FILE NO. 82-5078

(Excerpt translation)

THE 53RD BUSINESS YEAR

(April 1, 2004 to March 31, 2005)

REPORT OF THE SETTLEMENT OF ACCOUNTS FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2004

(April 1, 2004 to September 30, 2004)

FUNAI ELECTRIC CO., LTD.

November 10, 2004
FUNAI ELECTRIC CO., LTD. [Outline]

OUTLINE OF THE SETTLEMENT OF INTERIM ACCOUNTS FOR THE BUSINESS YEAR ENDING MARCH 31, 2005

November 10, 2004
Resolved at the meeting of the Board of Directors

1. Consolidated operating results:

	Current interim period (From April 1, 2004 to September 30, 2004)		Prior interim period (From April 1, 2003 to September 30, 2003)		Rate of increase or decrease
Net sales	¥168,916 million	100.0%	¥155,038 million	100.0%	9.0%
Operating income	¥17,566 million	10.4%	¥18,292 million	11.8%	(4.0%)
Ordinary income	¥20,317 million	12.0%	¥16,791 million	10.8%	21.0%
Net income	¥13,332 million	7.9%	¥10,988 million	7.1%	21.3%
Net income per share	¥372.56		¥311.69		

(Note) The Company has 13 consolidated subsidiaries and two equity method companies.

2. Non-consolidated operating results:

	Current interim period (From April 1, 2004 to September 30, 2004)		Current interim period (From April 1, 2003 to September 30, 2003)		Rate of increase or decrease
Net sales	¥199,389 million	100.0%	¥170,623 million	100.0%	16.9%
Operating income	¥13,475 million	6.8%	¥13,252 million	7.8%	1.7%
Ordinary income	¥15,482 million	7.8%	¥11,228 million	6.6%	37.9%
Net income	¥9,520 million	4.8%	¥5,929 million	3.5%	60.6%
Net income per share	¥266.04		¥168.18		

November 10, 2004

BRIEF ANNOUNCEMENT OF SETTLEMENT OF INTERIM ACCOUNTS FOR THE BUSINESS YEAR ENDING MARCH 31, 2005 (CONSOLIDATED)

Name of listed company:	FUNAI ELECTRIC CO., LTD.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	6839 (URL http://www.funai.co.jp)
Location of head office:	Osaka
Representative:	Tetsuo Funai President and Representative Director
Inquiries to be directed to:	Toshihiko Morita General Manager of Administration Tel. (072) 870-4304
Date of meeting of the Board of Directors concerning settlement of interim accounts:	November 10, 2004
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Operating results for the interim financial period ended September 30, 2004 (April 1, 2004 to September 30, 2004):

(1) Consolidated operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Interim financial period ended September 30, 2004	Interim financial period ended September 30, 2003	Business year ended March 31, 2004
Net sales	¥168,916 million (9.0%)	¥155,038 million ((-) 5.3%)	¥342,133 million
Operating income	¥17,566 million ((-) 4.0%)	¥18,292 million ((-) 1.7%)	¥36,534 million
Ordinary income	¥20,317 million (21.0%)	¥16,791 million ((-) 2.2%)	¥34,667 million
Net income	¥13,332 million (21.3%)	¥10,988 million ((-) 8.5%)	¥26,280 million
Net income per share	¥372.56	¥311.69	¥744.13
Fully diluted earnings per share	¥370.48	¥310.69	¥741.52

(Notes)

	Interim financial period ended September 30, 2004	Interim financial period ended September 30, 2003	Business year ended March 31, 2004
1) Gain on equity method investments:	¥147 million	¥138 million	¥269 million
2) Average number of shares during each period (year) (consolidated):	35,785,751 shares	35,254,981 shares	35,249,894 shares

3) Changes in accounting methods: None

4) The percentages in the items of net sales, operating income, ordinary income and net income for the interim period (year) indicate the rates of increase or decrease from the previous interim period (year).

(2) Consolidated financial condition:

	Interim financial period ended September 30, 2004	Interim financial period ended September 30, 2003	Business year ended March 31, 2004
Total assets	¥276,202 million	¥235,373 million	¥223,191 million
Stockholders' equity	¥172,402 million	¥140,900 million	¥149,748 million
Ratio of stockholders' equity	62.4%	59.9%	67.1%
Stockholders' equity per share	¥4,783.21	¥3,998.39	¥4,244.78

(Note) Number of shares outstanding at the end of the year (consolidated):	36,043,155 shares	35,239,314 shares	35,266,462 shares

(3) State of consolidated cash flows:

	Interim financial period ended September 30, 2004	Interim financial period ended September 30, 2003	Business year ended March 31, 2004
Cash flows from operating activities	¥6,784 million	¥13,846 million	¥36,538 million
Cash flows from investing activities	(¥6,543 million)	(¥7,478 million)	(¥9,497 million)
Cash flows from financing activities	¥10,026 million	(¥1,684 million)	¥1,727 million
Cash and cash equivalents at the end of year	¥125,419 million	¥96,487 million	¥113,606 million

(4) Matters relating to the consolidation scope and application of the equity method:

Number of consolidated subsidiaries:	13
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	2

(5) Situation of changes in the consolidation scope and application of the equity method:

Consolidated subsidiaries (inclusion):	0
Consolidated subsidiaries (exclusion):	0
Companies subject to equity method (inclusion):	0
Companies subject to equity method (exclusion):	0

2. Forecast of consolidated operating results for the business year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

	Full-year period
Net sales	¥377,300 million
Ordinary income	¥36,100 million
Net income	¥25,300 million

(Reference) Forecast of net income per share (full-year period): ¥700.56

(Translation omitted)

(4) CONSOLIDATED BALANCE SHEETS

(million yen)

	Interim financial period ended September 30, 2004	Interim financial period ended September 30, 2003	Business year ended March 31, 2004
ASSETS:			
Current assets:	227,803	185,712	176,085
Cash and deposits	126,222	97,250	114,439
Trade notes and trade accounts receivable	62,213	50,618	34,599
Inventories	32,992	30,973	19,147
Deferred tax assets	3,455	2,970	3,569
Others	4,078	5,049	5,518
Allowance for doubtful receivables	(1,158)	(1,151)	(1,188)
Fixed assets:	48,399	49,661	47,105
Tangible fixed assets:	18,635	15,797	14,800
Buildings and structures	5,170	5,157	5,062
Machinery, equipment and motor vehicles	4,283	2,931	2,124
Tools, furniture and fixtures	5,560	4,352	4,206
Lands	3,358	3,345	3,398
Others	262	10	8
Intangible fixed assets	1,011	1,250	1,115
Investments and other assets:	28,752	32,613	31,189
Investment securities	24,987	23,024	27,476
Long-term loans receivable	342	532	315
Deferred tax assets	550	5,454	45
Others	3,138	4,852	3,983
Allowance for doubtful receivables	(266)	(1,251)	(631)
TOTAL ASSETS	276,202	235,373	223,191

(million yen)

	Interim financial period ended September 30, 2004	Interim financial period ended September 30, 2003	Business year ended March 31, 2004
LIABILITIES:			
Current liabilities:	90,560	80,817	59,450
Trade notes and trade accounts payable	61,352	54,553	37,400
Short-term loans payable	5,404	1,639	5,181
Accounts payable	15,112	16,680	13,252
Accrued corporate taxes, etc.	6,034	4,929	534
Deferred tax liabilities	7	7	4
Reserve for products guarantee	135	149	211
Other current liabilities	2,512	2,857	2,863
Long-term liabilities:	13,010	13,459	13,795
Long-term loans payable	6,409	7,063	6,491
Deferred tax liabilities	539	373	1,097
Reserve for retirement benefits	4,733	4,473	4,634
Allowance for officers' retirement gratuities	911	903	923
Other long-term liabilities	416	646	648
TOTAL LIABILITIES	103,570	94,277	73,245
Minority interests:			
Minority interests	229	196	197
STOCKHOLDERS' EQUITY:			
Common stock	30,990	30,810	30,940
Additional paid-in capital	32,954	32,336	32,466
Retained earnings	112,856	84,987	100,278
Revaluation difference of other securities	4,035	3,343	5,293
Foreign exchange translation adjustment	(8,430)	(568)	(9,220)
Treasury stock	(3)	(10,008)	(10,010)
TOTAL STOCKHOLDERS' EQUITY	172,402	140,900	149,748
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	276,202	235,373	223,191

CONSOLIDATED STATEMENTS OF INCOME

(million yen)

	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Business year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
Net sales	168,916	155,038	342,133
Cost of sales	130,219	118,031	266,261
Selling, general and administrative expenses	21,130	18,714	39,338
Operating income	17,566	18,292	36,534
Non-operating income:			
Interest income	667	592	1,190
Gain from equity method investments	147	138	269
Exchange gain	1,866	-	-
Other income	449	305	688
Non-operating income	3,130	1,036	2,148
Non-operating expenses:			
Interest expenses	133	133	272
Exchange loss	-	2,140	3,123
Other expenses	245	263	618
Non-operating expenses	379	2,537	4,015
Ordinary income	20,317	16,791	34,667
Special income:			
Income from sales of fixed assets	15	19	21
Income from transfer back from allowance for doubtful receivables	65	218	263
Other special income	358	123	182
Special income	439	360	468
Special loss:			
Loss from disposition of fixed assets	308	37	143
Valuation loss of investment securities	612	40	39
Loss from disposition of associated companies	-	572	574
Other special loss	498	404	488
Special loss	1,419	1,054	1,245
Income before income taxes, etc. for the interim period (year)	19,337	16,097	33,889
Corporate, inhabitant and enterprise taxes	6,061	4,607	2,965
Adjustment to corporate taxes, etc.	(87)	447	4,569
Minority interests	31	54	75
Net income for the interim period (year)	13,332	10,988	26,280

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(million yen)

	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Business year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
(Additional paid-in Capital)			
Balance of additional paid-in capital at beginning of the period (year)	32,466	32,332	32,332
Increase in additional paid-in capital	488	4	134
Issue of new shares upon exercise of new share subscription rights	49	4	134
Income from disposition of its own shares	438	-	-
Balance of additional paid-in capital at end of the interim period (year)	32,954	32,336	32,466
(Retained earnings)			
Balance of retained earnings at beginning of the period (year)	100,278	74,771	74,771
Increase in retained earnings			
Net income for the interim period (year)	13,332	10,988	26,280
Decrease in retained earnings	754	773	773
Cash dividends	705	705	705
Officers' bonuses	49	67	67
Balance of retained earnings at end of the interim period (year)	112,856	84,987	100,278

CONSOLIDATED STATEMENTS OF CASH FLOWS

(million yen)

	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Business year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
I. Cash flows from operating activities			
Net income before income taxes, etc.	19,337	16,097	33,889
Depreciation	2,746	3,025	5,673
Increase (decrease) in allowance for doubtful receivables	(403)	(211)	(685)
Increase (decrease) in reserve for retirement benefits	99	203	364
Interest and dividend income	(772)	(617)	(1,220)
Interest expense	133	133	272
(Gain) loss from equity method investments	(147)	(138)	(269)
(Gain) loss from sale of tangible fixed assets	(3)	(12)	41
Valuation loss of investment securities	612	40	39
(Increase) decrease in trade accounts receivable	(26,866)	(16,024)	(3,093)
Decrease (increase) in inventories	(13,749)	(10,657)	(585)
Increase (decrease) in trade accounts payable	23,544	23,117	10,774
Others	(733)	4,195	(1,069)
Subtotal	3,797	19,151	44,130
Interest and dividends received	749	654	1,209
Interest paid	(132)	(135)	(283)
Refund (payment) of income taxes, etc.	2,368	(5,823)	(8,517)
Cash flows from operating activities	6,784	13,846	36,538
II. Cash flows from investing activities			
Placing of time deposits	-	-	(173)
Withdrawal of time deposits	44	524	559
Sale of securities	-	100	686
Acquisition of tangible fixed assets	(6,778)	(4,571)	(7,659)
Sale of tangible fixed assets	112	70	385
Acquisition of investment securities	(831)	(2,053)	(4,228)
Sale of investment securities	353	49	139
Making of loans	(29)	(4)	(24)
Collection of loans	35	67	2,429
Others	548	(1,660)	(1,612)
Cash flows from investing activities	(6,543)	(7,478)	(9,497)
III. Cash flows from financing activities			
Net increase (decrease) in short-term loans payable	623	149	3,669
Repayment of long-term loans payable	(432)	(363)	(725)
Proceeds from issuance of shares	98	8	269
Acquisition of its own shares	(3)	(754)	(756)
Proceeds from sales of its own shares	10,448	-	-
Cash dividends paid	(705)	(705)	(705)
Others	(4)	(18)	(23)
Cash flows from financing activities	10,026	(1,684)	1,727
IV. Translation gain/loss related to cash and cash equivalents	1,545	(194)	(7,160)
V. Net increase (decrease) in cash and cash equivalents	11,812	4,488	21,608
VI. Cash and cash equivalents at beginning of the interim period (year)	113,606	91,998	91,998
VII. Cash and cash equivalents at end of the interim period (year)	125,419	96,487	113,606

(Translation omitted hereinafter)

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(Translation)

Press Release FUNAI

November 10, 2004

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the
Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
General Manager of
Administration
(Tel: 072-870-4304)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan)

Notice is hereby given that Funai Electric Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on November 10, 2004, resolved that the Company would acquire its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   To allow management to carry out capital policies with agility in response to changing business situations, the Company desires to acquire its own shares within the following limit whenever the necessity arises.

2. Details of the acquisition:

(1) Class of shares to be acquired:	Shares of common stock of the Company
(2) Total number of shares to be acquired:	(Not exceeding) 1,000,000 shares (Ratio thereof to the total number of issued shares: 2.8%)
(3) Aggregate acquisition prices of shares:	(Not exceeding) ¥14,000,000,000
(4) Acquisition period:	From November 11, 2004 to March 31, 2005

(Reference) Number of its own shares held by the Company as of September 30, 2004:

Total number of issued shares (excluding its own shares held by the Company):	36,043,155 shares
Own shares held by the Company:	241 shares

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